Exhibit 99.7

Fusion BPO Selects NICE Workforce Management in the Cloud to Drive
Efficiency Gains and Boost Customer as well as Employee Engagement

The AI-powered NICE solution will help Fusion accurately match workforce needs with consumer demand and provide employees with scheduling flexibility while improving productivity

Hoboken, N.J., February 10, 2021 – NICE (Nasdaq: NICE) today announced that its Workforce Management (WFM) solution in the cloud has been selected by Fusion BPO to improve efficiency and empower increased employee performance. Fusion BPO, a multichannel and multilingual contact center services provider, will also leverage NICE’s WFM solution to generate and allow employees to select schedules suited to their needs, enhancing employee engagement and driving higher levels of service to customers. Moving to the cloud with NICE allows Fusion to optimize uptime and monitoring, support internal innovation via the latest software versions and adapt to changes in an agile way, all while lowering total cost of ownership (TCO).

Mr. Pankaj Dhanuka, CEO of Fusion BPO Services, said, “Onboarding NICE WFM in the cloud into Fusion’s ecosystem is a huge step towards our future goals. Its AI-driven capabilities will help us increase productivity, customer retention and reduce the cost for our clients. In an age where digital solutions are the need of the hour, this is a step in the right direction.”

NICE WFM’s AI-based smart forecasting capabilities precisely predict volumes and demand depending on the historical data of the customer. This enables Fusion BPO to meet their customer’s workforce needs in terms of quantity and skill set. Using machine learning, the NICE solution generates schedules that positively impact attrition and shrinkage while taking into account employee availability and personal preferences. The solution also allows employees to suggest scheduling preferences such as break durations and working hours.  With increased forecasting accuracy and intelligent scheduling, NICE WFM improves efficiency, employee engagement, quality of service and customer loyalty while reducing overall costs for Fusion BPO and its customers.

“By choosing to move workforce management to the cloud with NICE, Fusion BPO is transforming its operations to become agile and is adapting to rapidly changing market and customer demands while also accurately meeting employee and business needs,” said Darren Rushworth, President NICE APAC. “NICE is pleased to be a part of Fusion’s innovation-driven journey to help meet their short-term goals and shape long term strategic objectives.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Fusion BPO
Fusion BPO Services is a global multilingual, multichannel call center outsourcing solutions provider with 17 centers in 9 countries.  Fusion offers end-to-end contact center solutions for clients across different industry verticals, including telecommunication, healthcare, retail and e-commerce, BFSI, utility, and travel and hospitality. We are equipped with the latest digital technology and AI-based solutions to ensure better efficiency to each of our clients.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.